SULTAN MINERALS INC. **SUL-TSX VENTURE**
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400
Email: info@sultanminerals.com

RECEIVED
2007 MAY 11 A 5:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07024300

March 6, 2007

VIA FEDERAL EXPRESS

Suppl

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

BEST AVAILABLE COPY

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

PROCESSED
MAY 23 2007
THOMSON FINANCIAL

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
March 6, 2007

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. News Release – Dated February 7, 2007.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

February 7, 2007

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741
Frankfurt Stock Exchange: **RZN**

SULTAN MINERALS CONTRACTS CABO DRILLING CORP. TO DRILL JERSEY-EMERALD PROPERTY

Sultan Minerals Inc. (TSX Venture – **SUL**) ("Sultan" or the "Company") is pleased to report that it has awarded Cabo Drilling Corp.'s (TSX Venture – **CBE**) Advanced Drilling Ltd. division an underground drilling contract to drill up to 14,000 feet of NQ-2 core at Sultan's Jersey-Emerald Property near Salmo, B.C. The drill program is to commence in early February 2007.

The Jersey-Emerald property is host to the historic Jersey Lead-Zinc Mine, British Columbia's second largest lead-zinc producer and the former Emerald Tungsten Mine, Canada's second largest tungsten mine. Year-round gravel roads and power lines cross the property and water is plentiful. Underground workings of the historic Jersey and Dodger deposits are in excellent condition allowing for future underground access with little rehabilitation.

The underground diamond drill program will focus on testing the East Dodger Tungsten and Molybdenum Zones as recommended in the recently completed, 43-101 compliant, initial resource calculations filed in November 2006. The resource evaluation reported on November 8, 2007, shows that at a cut-off grade of 0.15% WO_3, there is a measured plus indicated tungsten resource of 2,510,000 tons averaging 0.37% WO_3 with an additional inferred resource of 1,210,000 tons averaging 0.40% WO_3. The resource evaluation also reported an inferred resource of 481,000 tons averaging 0.103% Mo in the recently discovered Dodger Molybdenum zone. The study shows there is potential to significantly expand both the tungsten and molybdenum resources with exploration in both the historically mined areas and the surrounding terrain.

Drilling will be carried out from the historic Jersey Lead-Zinc Mine workings in order to intersect the underlying tungsten and molybdenum bearing horizons.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of PBG Geoscience of Kamloops, B.C., is Sultan's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects."

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Marc Lee, Investor & Corporate Communications
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: mlee@sultanminerals.com or info@sultanminerals.com

No regulatory authority has approved or disapproved the information contained in this news release.

END